                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 51)1


                             Berkshire Hathaway Inc.
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                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                CLASS B COMMON STOCK, PAR VALUE, $.1667 PER SHARE
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                         (Title of Class of Securities)

                                   084670 10 8
                                   084670 20 7
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                                 (CUSIP Number)

                                WARREN E. BUFFETT
                                1440 KIEWIT PLAZA
                              OMAHA, NEBRASKA 68131
                                 (402) 346-1400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 29, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 084670 10 8                                              2 OF 4 PAGES


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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Warren E. Buffett
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY

 3

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      SOURCE OF FUNDS
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States Citizen
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                          SOLE VOTING POWER
                     7

     NUMBER OF            474,998 shares of Class A Common Stock owned directly
                          and beneficially by Mr. Buffett.

                          1,104 shares of Class A Common Stock owned by three trusts of which Mr. Buffett is sole trustee but with respect to which Mr. Buffett disclaims any beneficial economic interest.

                          31,530 shares of Class A Common Stock and 177 shares of Class B Common Stock owned by the estate of Susan
                          T. Buffett.

      SHARES         -----------------------------------------------------------
                     8    SHARED VOTING POWER   BENEFICIALLY

     OWNED BY             -0-
                     -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9

    REPORTING             474,998 shares of Class A Common Stock owned directly
                          and beneficially by Mr. Buffett.

                          1,104 shares of Class A Common Stock owned by three trusts of which Mr. Buffett is sole trustee but with respect to which Mr. Buffett disclaims any beneficial economic interest.

                          31,530 shares of Class A Common Stock and 177 shares of Class B Common Stock owned by the estate of Susan
                          T. Buffett.

      PERSON         -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-


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CUSIP NO. 084670 10 8                                              3 OF 4 PAGES


--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      507,632 shares of Class A common stock
          177 shares of Class B common stock
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      39.9% of the outstanding shares of Class A Common Stock

      38.7% of the aggregate voting power of the outstanding shares of Class A
            Common Stock and Class B Common Stock

      33.0% of the economic interest of the outstanding shares of Class A Common
            Stock and Class B Common Stock
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

--------------------------------------------------------------------------------


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CUSIP NO. 084670 10 8                                               4 OF 4 PAGES


        This Amendment No. 51 is filed with respect to the Class A Common Stock and Class B Common Stock of Berkshire Hathaway Inc. (the "Company") beneficially owned by Warren E. Buffett.


Item 4 of this Schedule 13D is amended to add the following:

        As executor of the estate of Susan T. Buffett, Mr. Buffett expects to sell approximately 1,200 to 1,500 shares of Class A Common Stock during the next two years to fund the payment of taxes, other expenses and specific cash bequests. At the conclusion of probate, shares of Berkshire Hathaway Inc. common stock with a market value of $150 million at that time will be transferred from Mrs. Buffett's estate in equal amounts to three private foundations that have been established by Mr. and Mrs. Buffett's children. All shares of Berkshire Hathaway Inc. common stock remaining in the estate upon conclusion of the sales and transfers previously described will be transferred to the Buffett Foundation at the conclusion of probate.

Item 5 of this Schedule 13D is amended to add the following:

        Susan T. Buffett owned 31,530 shares of Class A Common Stock and 177 shares of Class B Common Stock, or approximately 2.5% of the outstanding shares of Class A Common Stock, 2.4% of the aggregate voting power of the outstanding shares of both classes, and 2.1% of the economic interest of the outstanding shares of both classes, at the time of her death on July 29, 2004. Mr. Buffett shared with Mrs. Buffett the power to vote and the power to dispose of those shares. As executor of Mrs. Buffett's estate, Mr. Buffett will have sole power to vote and to dispose of those shares.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated:    August 9, 2004


                                               WARREN E. BUFFETT

                                               /s/ Warren E. Buffett
                                               -------------------------